

July 28, 2011

<u>Via Email</u>
Ms. Bonnie Lind
Chief Financial Officer
Neenah Paper, Inc.
3460 Preston Ridge Road
Alpharetta, GA 30005

> **Re:** **Neenah Paper, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed March 9, 2011**
> **Schedule 14A**
> **Filed April 18, 2011**
> **File No. 001-32240**

Dear Ms. Lind:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Executive Officers' Role in Compensation Decisions, page 21</u>

1. You refer on page 21 to performance-based pay "based on the Company's achievement of performance goals," including "Corporate EBITDA," as referenced on page 23 and "Total Shareholder Return," as referenced in the first paragraph on page 24. You address the mechanics of payouts, but you do not disclose what the performance targets were. Please revise future filings to disclose the performance targets and provide us draft disclosure. If you seek to omit performance targets as confidential information, please provide an analysis regarding competitive harm. See Regulation S-K Compliance and Disclosure Interpretation 118.04.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director